EXHIBIT 99.10



                                                          Orezone Resources Inc.
                                               Consolidated Financial Statements
                                    For the nine months ended September 30, 2002
                                                                     (Unaudited)






                                                               Contents
-----------------------------------------------------------------------


Consolidated Financial Statements
   Statement of Operations                                           1
   Statement of Cash Flows                                           2
   Statement of Deferred Exploration
    and Development Expenses                                         3
   Balance Sheet                                                     4
   Notes to Financial Statements                                5 - 11

-----------------------------------------------------------------------------------------------------------------------
                                                                                                 Orezone Resources Inc.
                                                                                   Consolidated Statement of Operations
                                                                                                            (Unaudited)



                                           Three Months          Nine Months         Three Months         Nine Months
                                                  Ended                Ended                Ended               Ended
                                     September 30, 2002   September 30, 2002   September 30, 2001  September 30, 2001
----------------------------------------------------------------------------------------------------------------------
Revenue
Interest and dividends on short-
term investments                        $        12,546       $       13,130         $      1,816        $     12,228
                                    ----------------------------------------------------------------------------------

Administrative expenses
Management fees                                  20,978               66,030               16,000              77,840
Report to shareholders                            3,192                6,306                  906               7,362
Professional fees                                21,974               39,337                7,340               8,731
Rental expenses                                   5,238               12,438               (5,330)              8,000
Stationery and office                             3,772                7,286                1,035               2,874
Telecommunications                                1,791                5,226                1,640               6,860
Travel and promotion                             12,296               28,099                  731               9,149
Transfer agent fees                               1,919                6,950                1,910               8,637
Regulatory agencies                               1,180               18,170                1,563               5,114
Conferences and subscriptions                    13,069               13,069                    -                 414
Interest and bank charges                           371                1,233                  219               1,749
U.S. exchange gain or loss                       (5,648)              13,010               (3,663)             (3,981)
Amortization of capital assets                      270                  810                  433               1,298
                                    ----------------------------------------------------------------------------------
                                                 80,402              217,964               22,784             134,047

Net loss for the period                         (67,856)            (204,834)             (20,968)           (121,819)
                                    ----------------------------------------------------------------------------------
Deficit, beginning of period                 (7,958,128)          (7,753,294)          (6,787,802)         (6,686,951)

Deficit, end of  period                 $    (8,025,984)      $   (7,958,128)        $ (6,808,770)       $ (6,808,770)
                                    ----------------------------------------------------------------------------------
Net loss per share                      $        (0.001)      $       (0.006)        $     (0.001)       $     (0.006)
                                    ----------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------------------------
                                                                                                 Orezone Resources Inc.
                                                                                   Consolidated Statement of Cash Flows
                                                                                                           (Unaudited)
-----------------------------------------------------------------------------------------------------------------------

                                           Three Months          Nine Months         Three Months         Nine Months
                                                  Ended                Ended                Ended               Ended
                                     September 30, 2002   September 30, 2002   September 30, 2001  September 30, 2001
----------------------------------------------------------------------------------------------------------------------
Cash flows from
  operating activities

   Net loss for the period                $   (67,856)         $  (204,834)           $ (20,968)          $(121,819)
   Amortization of capital
     assets                                       270                  810                  433               1,298
                                    ----------------------------------------------------------------------------------
                                              (67,586)            (204,024)             (20,535)           (120,521)
Changes in non cash
working capital items                      (2,264,197)            (563,931)             (58,845)            246,311
                                    ----------------------------------------------------------------------------------
                                           (2,331,783)            (767,955)             (79,380)            125,790
                                    ----------------------------------------------------------------------------------

Cash flows from investing
  activities
   Mining properties                       (2,354,247)          (2,364,247)                   -                   -
   Deferred exploration and
     development expenses                    (239,121)            (543,523)             (72,654)           (456,273)
                                    ----------------------------------------------------------------------------------
                                           (2,593,368)          (2,907,770)             (72,654)           (456,273)
                                    ----------------------------------------------------------------------------------
Cash flows from financing
  activities
   Issuance of Class A shares               2,542,378            2,730,369                    -                   -
   Convertible note payable                   572,095              572,095                    -                   -
   Repayment of convertible note
     payable                                 (572,095)            (572,095)                   -                   -
  Note payable                              1,483,534            1,483,534                    -              32,500
                                    ----------------------------------------------------------------------------------
                                            4,025,912            4,213,903                    -              32,500
                                    ----------------------------------------------------------------------------------
Increase (decrease) in
cash during the period                       (899,239)             538,178             (152,034)           (297,983)
                                    ----------------------------------------------------------------------------------
Cash and equivalents,
beginning of period                         1,944,310              506,893              450,526             596,475
                                    ----------------------------------------------------------------------------------
Cash and equivalents,
   end of period                          $ 1,045,071          $ 1,045,071            $ 298,492           $ 298,492
----------------------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------------------------
                                                                                                 Orezone Resources Inc.
                                                                        Consolidated Statement of Deferred Exploration
                                                                                                           (Unaudited)
-----------------------------------------------------------------------------------------------------------------------

                                           Three Months          Nine Months         Three Months         Nine Months
                                                  Ended                Ended                Ended               Ended
                                     September 30, 2002   September 30, 2002   September 30, 2001  September 30, 2001
----------------------------------------------------------------------------------------------------------------------
Balance, beginning of period                $ 3,313,409          $ 3,009,007          $ 3,830,618         $ 3,446,999
                                    ----------------------------------------------------------------------------------


Additions
Drilling                                              -                3,632               41,497             323,537
Geophysical surveys                              27,300              177,733                    -               3,375
Project consulting                               28,505               52,895               16,750              25,407
Geological surveys                               22,700               68,399               22,004             114,920
Management fees                                  29,936               40,364                2,279              38,433
Travel expenses                                   2,722               13,856                3,262              13,230
Analysis - geochemistry                               -               15,092               24,104              99,703
Equipment rental                                  4,591                6,541                4,989              33,764
Line cutting                                          -                1,000                    -                   -
Trenching and stripping                               -                1,611                    -                   -
Reports and maps                                 19,564               61,322               12,021              64,598
General field expenses                           37,782               55,284               21,037              48,463
Option on property                                    -                                         -              34,100
Renewal of licences
  and permits                                    66,018               74,904                    -               3,476
                                    ----------------------------------------------------------------------------------
                                                239,118              572,633              147,943             803,006
                                    ----------------------------------------------------------------------------------
Expenses reimbursed
by partner                                            -              (29,113)             (75,289)           (346,733)
                                    ----------------------------------------------------------------------------------
Balance, end of period                      $ 3,552,527          $ 3,552,527          $ 3,903,272         $ 3,903,272
----------------------------------------------------------------------------------------------------------------------


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                                                                                                 Orezone Resources Inc.
                                                                                             Consolidated Balance Sheet
                                                                                                            (Unaudited)
-----------------------------------------------------------------------------------------------------------------------
                                                                                     September 30         December 31
                                                                                             2002                2001
-----------------------------------------------------------------------------------------------------------------------
Assets

Current assets
  Cash and cash equivalents                                                          $  1,045,071         $   506,893
  Taxes receivable                                                                         28,198              19,185
  Subscriptions receivable                                                                 10,000                   -
  Demand loan receivable (note 3)                                                         500,000                   -
  Prepaid expenses                                                                        119,034              41,255
                                                                                    -----------------------------------
                                                                                        1,702,303             567,333
                                                                                    -----------------------------------
Listed Shares
  Market value $36,000 (note 4)                                                            40,000              40,000

Capital assets, at cost less
  accumulated amortization                                                                  3,098               3,908

Mining properties, at cost (note 5)                                                    10,288,485           1,071,766

Deferred expenses, at cost
  Exploration and development
    expenses (note 5)                                                                   3,552,530           3,009,007
                                                                                    -----------------------------------
                                                                                     $ 15,586,416         $ 4,692,014
                                                                                    -----------------------------------
Liabilities and Shareholders' Equity

Current liabilities
  Accounts payable and
    accrued liabilities                                                              $    471,824         $   438,963

Note payable (note 6)                                                                   1,483,534                   -

Due to related parties, without interest                                                   27,495              27,495
                                                                                    -----------------------------------
                                                                                        1,982,853              27,495

Shareholders' equity
Share capital                                                                          21,509,891          11,927,050
Contributed surplus                                                                        51,800              51,800
Deficit                                                                                (7,958,128)         (7,753,294)
                                                                                    -----------------------------------
                                                                                       13,603,563           4,225,556
                                                                                    -----------------------------------
                                                                                     $ 15,586,416         $ 4,253,051
-----------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                                          Orezone Resources Inc.
                                      Notes to Consolidated Financial Statements
                                                                     (Unaudited)
                                    For the nine months ended September 30, 2002
--------------------------------------------------------------------------------

1.   Basis of presentation

     The accompanying consolidated financial statements included the accounts of Orezone Resources Inc. and its wholly owned subsidiaries (collectively, the "Corporation") after elimination of all significant intercompany balances and transactions.

     The interim financial statements contained herein are unaudited but, in the opinion of management, include all adjustments necessary for a fair presentation of the financial position and results of operations of the Corporation for the periods presented. The results of operations for the three and nine months ended September 30, 2002 are not necessarily indicative  of the  operating  results  for the  full  fiscal  year  ending
     December 31, 2002. Moreover, these financial statements do not purport to contain complete disclosure in conformity with generally accepted accounting principles used in Canada and should be read in conjunction with the Corporation's audited financial statements at and for the year ended December 31, 2001. The significant accounting policies followed in the preparation of these interim Financial Statements are consistent with those found in the 2001 Annual Report.


2.   Acquisition of a subsidiary

     On July 19, 2002, the Corporation completed a business combination with Coronation International Mining Corporation (CIMC). Pursuant to the terms of this agreement, Orezone Inc., a wholly-owned subsidiary of Orezone Resources Inc. acquired all of the issued and outstanding ordinary shares of CIMC in exchange for 21,497,834 class "A" shares of Orezone Resources Inc. The Corporation issued a further 12,614,525 Class "A" shares, as well as a note in the amount of $572,095 (which note was repaid in full by the corporation on July 24, 2002), in satisfaction of certain debts of CIMC. In addition, 3,747,040 outstanding share purchase warrants of CIMC were converted into 2,610,535 share purchase warrants of Orezone Resources Inc. The Corporation also assumed $1,483,534 in liabilities owed by CIMC to Great Western Mining Company Limited, formerly the principal shareholder of CIMC. (See note 6)


3.   Demand loan receivable

     Pursuant to the terms of the merger of Orezone Inc. and Coronation International Mining Corporation (CIMC), the Corporation advanced $500,000 to Great Western Mining Company Limited, formerly the principal shareholder of CIMC. The loan bears no interest, is payable on demand, and is secured by 1,500,000 Orezone class "A" shares.

4.   Listed shares

     As of the financial statement date, the market value of the listed shares is less than the Corporation's cost. No loss is being recognized for the decline in market value for presentation in these financial statements. Any loss in market value will be recognized at the Corporation's fiscal year end.

--------------------------------------------------------------------------------
                                                          Orezone Resources Inc.
                                      Notes to Consolidated Financial Statements
                                                                     (Unaudited)
                                    For the nine months ended September 30, 2002
--------------------------------------------------------------------------------


5.   Mining Assets

                                                                    Deferred
                                                             exploration and
                                            Acquisition          development
                                                   cost             expenses

Mining properties
AFRICA
  Intiedougou (a)                          $    650,644          $ 2,061,895
  Kerboule (b)                                  297,694            1,055,282
  Bombore (l)                                    80,000               11,165
  Bondigui  (c)                                  43,478              272,376
  Essakan (g)                                 9,136,719              143,184
  Kantela (d)                                    35,000              184,972
  Sebedougou (e)                                  8,750              326,249
  Seguenega (f)                                  18,000               76,512
                                          ------------------------------------
                                             10,270,285            4,131,635

  Partners' contributions (g)                                     (1,066,199)
                                          ------------------------------------
                                             10,270,285            3,065,436
                                          ------------------------------------
CANADA
  La Grande-East (h)                                                 241,502
  Monster (k)                                                         50,000
  Wemindji (l)                                   18,200               34,569
  WR (j)                                                             230,136
                                          ------------------------------------
                                                 18,200              556,207
                                          ------------------------------------
  Partners' contributions (m)                                        (29,113)
  Option payment                                                     (40,000)
                                          ------------------------------------
                                                 18,200              487,094
                                          ------------------------------------
                                           $ 10,288,485          $ 3,552,530
                                          ------------------------------------

--------------------------------------------------------------------------------
                                                          Orezone Resources Inc.
                                      Notes to Consolidated Financial Statements
                                                                     (Unaudited)
                                    For the nine months ended September 30, 2002
--------------------------------------------------------------------------------



a)   Intiedougou, Burkina Faso
     The Corporation holds a 100% interest in a permit covering 500 square kilometres. No further earn-in commitments are required.

b)   Kerboule, Burkina Faso
     The Corporation acquired the permit in April 1997 and now has a 75% interest in the property. The Burkina Faso party holding a 25% interest may contribute to future programs or revert to dilution and eventually a 3% NSR where (3/4) can be repurchased by the Corporation for US$1.5 million.

c)   Bondigui, Burkina Faso
     On May 6, 1998, the Corporation obtained the right to acquire a 60% interest in the property in consideration of $43,478 and exploration work totalling US$1.2 million during the following four years. In 2001, Orezone was proposed an offer from the Burkina Faso partner, to purchase the remaining interest in the permit for US$200,000 until June 2002.

d)   Kantela, Mali
     On January 17, 2001, the property was optioned to the Corporation. The Corporation can earn a 51% interest in the property by spending US$500,000 and making cash payments of CDN $65,000 over a 3-year period. The Corporation has spent CDN $180,000 to date. The Corporation did not make a required cash payment on March 30th, 2002. The agreement is currently being renegotiated.

e)   Sebedougou, Burkina Faso
     The Corporation has earned a 20% interest in the permit from Coronation International Mining Corporation. The Corporation will have to renegotiate a new joint venture should it wish to earn or acquire a greater interest in the permit.

f)   Seguenega, Burkina Faso
     The Corporation has acquired a 90% interest in the property by issuing Repadre Capital Corporation 200,000 shares. Repadre holds a 2% NSR royalty. If the Corporation does not spend CDN $150,000 in the first year, Repadre may request the property be returned.

g)   Essakan, Burkina Faso
     On July 19, 2002, the Corporation acquired the Essakan property through the merger with UK based Coronation International Mining Corporation (CIMC). All permits/properties in the Republic of Burkina Faso are subject to a 10 % carried interest and a 3% NSR in favour of the Republic. These terms may be further negotiated, depending on project specific economics, at the time of application for a mining convention. Under the terms of the merger with CIMC, a 2.5% NSR was granted to a former creditor of CIMC.

h)   La Grande-East, Quebec
     The Corporation holds a 100% interest in the La Grand-East claims subject to a 1% NSR royalty to Virginia Gold Mines Inc. of which 0.5% may be bought back for $500,000. The Corporation holds a 1% NSR royalty on three permits and related claims held by Virginia Gold Mines Inc., La Grande-Sud, Gaber and Sakami. Virginia may buy back 0.5% for $500,000. These three permits total over 200 square kilometres in the La Grande area.

--------------------------------------------------------------------------------
                                                          Orezone Resources Inc.
                                      Notes to Consolidated Financial Statements
                                                                     (Unaudited)
                                    For the nine months ended September 30, 2002
--------------------------------------------------------------------------------

i)   Wemindji, Quebec
     The Corporation owns 100% of the Wemindji Group of claims subject to a 2% NSR royalty due to Majescor Resources Inc., of which 1% can be bought back for $1 million. Patrician Diamonds Ltd. is earning 50% by issuing 400,000 shares and spending a minimum of $150,000 over 2 years. Patrician can earn to 70% by performing a 2000 tonne bulk sample and a feasibility study by the 6th anniversary.

j)   WR, Ontario (Previously FC Property)
     The WR property consists of 42 claims blocks totalling 555 units for 89 square kilometres located in the Porcupine Mining Division, approximately 50km west of Kapuskasing Ontario. Northern Shield Resources Inc. (a private company) holds 100% interest in these claims with the Corporation having the right to earn a 50% interest. The Corporation has spent over CDN $220,000 to date on the WR project. Orezone is the operator. BHP Billiton Diamonds Inc. has agreed to spend up to $20,000 in work to confirm recent results in consideration for a 60 day first right of refusal to option the property.

k)   Monster Copper Property
     On February 21, 2002 the Corporation signed an option agreement with Monster Copper Resources Inc., in which the Corporation agrees to fund $1,200,000 in exploration expenditures prior to March 31, 2006 as consideration, in order to earn a 50% interest in a property located in the Yukon Territory.

l)   Bombore Permit
     On August 19, 2002 the Corporation signed an option agreement to earn a majority interest in the Bombore Permit in Burkina Faso, West Africa. In order to earn a 50% interest in the project, the Corporation made cash payments of CDN $10,000 and CDN $40,000, in June and August, 2002 respectively, and issued 150,000 common shares. Additionally, the Corporation is required to incur a total of CDN $2.0 million in exploration expenditures, of which $300,000 must be within the first year. The Corporation may earn an additional 20% interest by completing a bankable feasibility study and thereafter have 90 days to make a cash payment of US $1.0 million in order to reduce the remaining parties' interest to a total 1% NSR royalty. The agreement remains subject to the approval of the regulatory authorities.

m)  Partners' contributions
     1) During the nine months ended September 30, 2002 the Corporation received $5,000 from BHP Diamonds as a contribution to the sampling expenses at the WR Project.
     2) During the nine months ended September 30, 2002 the Corporation received $24,113 from Patrician Diamonds Ltd. as a contribution to the Wemindji Project.

--------------------------------------------------------------------------------
                                                          Orezone Resources Inc.
                                      Notes to Consolidated Financial Statements
                                                                     (Unaudited)
                                    For the nine months ended September 30, 2002
--------------------------------------------------------------------------------





6.   Note payable

     Pursuant to the terms of the merger of Orezone Inc. and Coronation International Mining Corporation (CIMC), the Corporation assumed $1,483,534 in debt owed by CIMC to Great Western Mining Company Limited, formerly the principal shareholder of CIMC. The note bears no interest until May 20, 2005, at which time interest will accrue at the rate of 2.5% per annum until May 20, 2007, and at the sum of LIBOR and 2.5% thereafter. Accrued interest on the note becomes payable on the earlier of May 20, 2007 or 90 days following the occurrence of a "Production Event", as defined in the loan agreement. Principal is payable in twelve equal instalments commencing on the date interest becomes payable.

7.   Share Capital

a)   71,591,002 Class A Shares Issued and Outstanding

                              Options                               Expiration
Dilution Summary            Outstanding             Price               Date

Options                         290,000             $0.30          15-Dec-2002
Options                         395,000             $0.30           9-Mar-2008
Options                          50,000             $0.30           1-May-2008
Options                         630,000             $0.30          11-Jan-2009
Options                         371,450             $0.30          22-Sep-2009
Options                         500,000             $0.20          15-Jan-2012
Warrants                      1,000,000             $0.30           6-Nov-2002
Warrants                        175,000             $0.20          20-Dec-2003
Warrants                      1,393,400             $0.30          20-Jul-2004
Warrants                         27,868             $0.57          19-Jan-2005
Warrants                        344,866             $0.68          15-Oct-2004
Warrants                        379,702             $0.30          20-Jul-2004
Warrants                        464,699             $0.30          10-Jul-2004
                              ----------
Total                         6,021,985
                              ==========

--------------------------------------------------------------------------------
                                                          Orezone Resources Inc.
                                      Notes to Consolidated Financial Statements
                                                                     (Unaudited)
                                    For the nine months ended September 30, 2002
--------------------------------------------------------------------------------





b) During the nine months ended September 30, 2002 the Corporation had the following changes to its share capital and outstanding options and warrants:


Shares issued from Treasury
  Pursuant to private placement      12,500,000        $0.20        19-Jul-2002

  Pursuant to acquisition of         34,112,359        $0.20        19-Jul-2002
  a subsidiary (note 2)

  Pursuant to acquisition of            150,000        $0.20        19-Aug-2002
  Bombore permit (note 3)

Options exercised                       150,000        $0.30        12-May-2002

Options expired                         300,000        $0.30        17-Feb-2002
                                         25,000        $0.30        12-May-2002

Options issued                        1,450,000        $0.31        12-Sep-2012

Warrants exercised                      500,000        $0.30        28-Apr-2002
                                        500,000        $0.30        16-Jul-2002

Warrants issued                       1,393,400        $0.30        20-Jul-2004
                                         27,868        $0.57        19-Jan-2005
                                        344,866        $0.68        15-Oct-2004
                                        379,702        $0.30        20-Jul-2004
                                        464,699        $0.30        10-Jul-2004

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                                          Orezone Resources Inc.
                                      Notes to Consolidated Financial Statements
                                                                     (Unaudited)
                                    For the nine months ended September 30, 2002
--------------------------------------------------------------------------------



MANAGEMENT DISCUSSION AND ANALYSIS

The Three Months Ended September 30, 2002 compared to the Three Months Ended September 30, 2001 and the Nine Months Ended September 30, 2002 compared to the Nine Month Ended September 30, 2001.


During the three months ended September 30, 2002 we reported a net loss of $67,856 ($0.001 per share) compared to a net loss of $20,968 ($0.001 per share) for the three months ended September 30, 2001. This increase in reported loss is a reflection of renewed efforts to expand the operations of the Corporation in response to a more positive market outlook for our sector.

During the nine months ended September 30, 2002 we reported a net loss of $204,834 ($0.06 per share) compared to a net loss of $121,819 ($0.006 per share) for the nine months ended September 30, 2001. This increase in reported loss is a reflection of the same conditions described above for the three months ended September 30, 2002. The increase in reported loss for both periods is a result of activities being resumed at a more active level than was the case for the three and nine month periods reported for 2001.

The reported increases in deferred exploration and development expenses for both the three and nine month periods ended September 30, 2002, as compared with the same periods for 2001, are also a result of our increased levels of activity.

The increases in cash, subscriptions receivable, demand loan receivable, mining properties, note payable and share capital as at September 30, 2002 as compared to December 31, 2001 are primarily a result of: a) our acquisition of a subsidiary company as described in note 2; b) our private placement of 12,500,000 Class "A" shares; and c) warrants and options exercised during the period.

We will focus our continued gold exploration activities primarily in Burkina Faso, using the funds raised from financing activities undertaken during the nine months ended September 30, 2002. We will be required to raise additional funds during the next year in order to finance planned work programs and offset the cost of our operations. We will aggressively pursue possible partnerships and alternate sources of funds in order to minimize the costs and risks associated with our exploration activities.